SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 25, 2007, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated September 25, 2007, the Company reported that it has constituted a new company denominated Financel Communications S.A. (“Financel”), with a stock capital that was subscribed by the Company and by Prisma Investments S.A. in a proportion of 80% and 20%, respectively.

Financel’s purpose is to create innovative solutions for collections and payments in Argentina through the use of mobile telephony.

Financel, jointly with CTI Móvil and Tarjeta Shopping, have set-up “COMPRA MÓVIL”, the first shopping system for mobile telephones in Argentina, which will allow CTI customers to, in an agile and secure way, expand their options and instruments for payments in the shopping process, through the use of their mobile telephones.

Through state-of-the-art technologic developments, Financel will add new collections and payments channels for individuals, stores and companies.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 25, 2007